SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 AND 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For 10 March 2005

InterContinental Hotels Group PLC

(Registrant’s name)

67 Alma Road, Windsor, Berkshire, SL4 3HD, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

Exhibit Number	Exhibit Description

99.1	Final Results dated 10 March 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 March 2005

10 March 2005

InterContinental Hotels Group PLC

Fourth Quarter and Full Year Results to 31 December 2004

	Fourth Quarter					12 months
	31 Dec 2004 £m	31 Dec 2003 proforma £m		% change (actual currency)	% change (constant currency)	31 Dec 2004 £m	31 Dec 2003 proforma £m		% change (actual currency)	% change (constant currency)
Hotels
— Turnover	386	392		(1.5)%	3.2%	1,498	1,487		0.7%	5.9%
— EBITDA	98	88		11.4%	17.8%	401	357		12.3%	20.4%
— Operating profit	62	49		26.5%	36.9%	251	200		25.5%	36.1%

Soft Drinks
— Turnover	154	157		(1.9)%	—	706	674		4.7%	—
— EBITDA	25	27		(7.4)%	—	128	124		3.2%	—
— Operating profit	14	17		(17.6)%	—	80	83		(3.6)%	—

Group
— Turnover	540	549		(1.6)%	1.7%	2,204	2,161		2.0%	5.6%
— EBITDA	123	115		7.0%	13.2%	529	481		10.0%	16.0%
— Operating profit	76	66		15.2%	22.9%	331	283		17.0%	24.5%
— Profit before tax	69	59		16.9%	—	309	244		26.6%	—

Earnings per share (pence)
— Basic	(6.7)		*	—	—	42.1		*	—	—
— Adjusted	8.5	5.2		63.5%	—	32.5	20.8		56.3%	—

Note 1: EBITDA, operating profit, profit before tax and adjusted earnings per share are stated before exceptional items.

*	Not stated as no direct comparables

Note 2: 2004 £:$ exchange rate of 1.82; fourth quarter £:$ exchange rate of 1.84

Strong results for 2004 and further strategic progress towards managed & franchised business model

•	Strong results with Hotels operating profit up 26% (36% in constant currency) to £251m in the year and 27% (37% in constant currency) to £62m in the fourth quarter, as recovery continued in the US, the UK and Asia Pacific:

•	Adjusted earnings per share increased by 56% to 32.5p in the year and by 63.5% to 8.5p in the fourth quarter.

•	Final dividend raised by 6%, to 10.0p per share from 9.45p in 2003.

•	Continued strengthening of brand value proposition to franchisees and owners:

•	RevPAR outperformance in many segments, with strength in the UK and in US InterContinental and Crowne Plaza.

•	Further brand innovation programmes successfully introduced.

•	Rooms revenue delivered through reservation channels and Priority Club Rewards up 23% and 18% respectively.

•	16% pipeline growth to 82,900 rooms, the largest of any major hotel company.

•	Asset sale programme progressing well with c. £750m sold or under contract already, at prices slightly ahead of net book value, including majority of US portfolio. Significant majority of sales converted to management contracts. Furthermore:

•	Sale of 73 UK hotels for a price of £1bn before transaction costs, with attractive management contracts; net asset value of £1.02bn (see separate announcement today).

•	To date £767m of funds returned to shareholders, of £1bn announced:

•	Further £1bn return of funds announced today (see separate announcement).

David Webster, Chairman, InterContinental Hotels Group PLC commented on results for the year and trading:

“These results show strong trading for last year and the outlook for 2005 is positive. Our excellent portfolio of brands continues to out perform the market in many key locations. The agreed sale of our UK portfolio announced today for £1billion and the promise of a return of a further £1billion to shareholders demonstrates we are firmly on track with our strategy. I am delighted to welcome Andrew Cosslett, our new Chief Executive and I look forward to the business continuing to move ahead strongly.”

Andrew Cosslett, recently joined Chief Executive, InterContinental Hotels Group PLC, commented:

“I am delighted to have joined a great business with a world class family of brands. We continue to deliver on our strategy of focusing on managing and franchising as the latest asset sale and conversion today shows. I look forward to working with my colleagues as we build our position as the leading hotel brand owner in this exciting growth industry.”

Trading and Operating Overview: continued strong performance

•	Group operating profit up 17%; adjusted earnings per share up 56% aided by the low tax charge and the ongoing benefit of the share buyback programme.

•	Hotels operating profit up 26%; 36% on a constant currency basis:

•	Americas operating profit up 13% from $262m to $296m, driven by continued strong RevPAR gains in New York and 9% profit growth in franchise business; sterling profit up 1% after the impact of the weaker US dollar. Our upscale brands performed well with InterContinental and Crowne Plaza gaining share and Crowne Plaza adding more new hotels this year than at any time in the last 5 years. Holiday Inn and Express continued to maintain both market share and a solid RevPAR premium to their segments.

•	EMEA operating profit up 29% from £92m to £119m, driven by market share gains in the UK, the ongoing recovery of the Le Grand InterContinental, Paris and growth across all business models. As previously disclosed, performance was helped by high levels of liquidated damages of £4m in the first half of 2004.

•	Asia Pacific operating profit up 105% from $19m to $39m, driven by the strong performance in China and of the InterContinental Hong Kong versus weak comparables of the SARS-affected 2003. Operating profit has now recovered to 2002 levels.

•	Total 2004 overheads (including regional and central costs) flat on 2003 at constant currency, in line with forecast.

•	More than 24,000 rooms were added to our system globally in the year demonstrating the continued attraction of our brands to owners. After IHG-initiated action against non-performing owners or low quality hotels, system size reduced by a net 2,000 rooms.

•	Global hotel pipeline growth of 16% from 71,200 rooms at 31 December 2003 to 82,900 at 31 December 2004; now the largest of any major hotel company.

•	Rooms revenue generated for hotels in IHG’s system through reservation channels up 23% from $3.3 bn to $4.0bn, strengthening brand and value proposition to franchisees and owners:

•	38% of total rooms revenue now generated through reservation channels versus 35% in 2003.

•	Internet bookings up 44%, to $1.4bn. Web delivery through IHG’s own sites increased to 81% from 77% in 2003; internet revenue now represents 13% of total system revenue for IHG (10% in 2003).

•	Revenue generated for IHG hotels by Priority Club Rewards members up 18% year on year from $2.7bn to $3.2bn:

•	30% of system rooms revenue now generated by Priority Club Rewards members versus 29% in 2003.

•	23.7 million members, up 23% year on year, and the largest of any hotel loyalty programme.

•	Effective P&L tax rate for 2004 of 16% and cash tax rate of 11%. P&L and cash tax rates for 2005 expected to be materially higher (c. 30%) as the disposal programme continues and a higher share of profits are earned in the US.

•	Capital expenditure remained under tight control with full year 2004 spend (actual and deferred) for Hotels of £225m (£187m cash spend) against forecast of £250m and 2003 spend of £299m. 2005 hotels capital expenditure is expected to be c. £220m, excluding £38m deferred 2004 spend, but including the significant renovation and relaunch of the InterContinental London. This project is expected to have a c. £10m impact on operating profit in 2005.

Strategic overview: continued progress on brands, sales of assets and conversion to management contracts and return of funds

•	Further brand innovation programmes successfully introduced (e.g. Crowne Plaza Sleep Advantage, Holiday Inn Nickelodeon). Launch of Hotel Indigo brand with 1 open and 3 now in pipeline. Global roll out of Express by Holiday Inn brand continues, with launch in China.

•	Continued asset sales with associated management and franchise contracts:

•	Approximately £750m of assets sold or under contract, at values slightly ahead of net book value, including majority of US portfolio in two transactions with HPT and Strategic Hotels Corporation.

•	Sale of substantially all of the UK estate agreed with LRG Acquisition Limited (a consortium consisting of Lehman Brothers Real Estate Partners, Government of Singapore and Realstar Asset Management) for £1bn. Continuing brand distribution secured on significant majority of hotels with conversion to management contracts for 20 years duration and 2 extension options of 5 years each. Expected management fees from these contracts are expected to be in the order of £12m in the first full year, with additional performance related fees to follow in the future.

•	The remaining £360m of hotel assets on the market include £85m in the Americas and the InterContinental Paris which is progressing well.

•	In total, more than £1.75bn of hotels sold of more than £2.1bn announced for disposal with contracts retained on 88% of hotels sold.

•	Ongoing commitment to returning funds to shareholders, with £767m returned to date:

•	Initial £250m share buyback announced March 2004 is now complete, with 45.6m shares repurchased at an average price per share of 548p.

•	Special dividend of £501m paid 17 December 2004.

•	Second buyback programme of £250m has commenced with 2.5m shares purchased to date for £16.5m at an average price per share of 647p.

•	Further £1bn return of funds announced today. Details of a capital restructuring and the proposed method of returning funds will be contained in a circular to be sent to shareholders in due course. Subject to receipt of shareholder approval, completion of disposal transactions and there being no material adverse change in market conditions it is planned to complete the capital restructuring by the end of June 2005 and to return funds to shareholders as soon as practicable thereafter.

•	With £2bn committed to be returned, IHG has now delivered to shareholders funds equivalent to 80% of the market capitalisation at Separation in April 2003.

•	Final dividend raised by 6%, to 10.0p per share from 9.45p in 2003.

•	IFRS reporting will take effect from our 2005 Q1 results announcement and details of expected changes will be included in the presentations accompanying this release, including 2004 quarterly results in IFRS format. A conference call for Q&A on this issue will be held on 11 March 2005 (details below).

Britvic: turnover up 5%; market share gains; profits affected by investment in the business and poor weather

•	Turnover up 5% from £674m to £706m for the full year with volume up 2%, a strong performance against an exceptional 2003 result. Gains in volume and value share in carbonates, adult and fruit drinks, with J2O and Fruit Shoot performing particularly well. J2O now largest and fastest growing adult soft drink and Fruit Shoot number one children’s fruit drink in take-home market.

•	Operating profit down 4% for the year, while fourth quarter profit was down to £14m from £17m in 2003. The profit performance was impacted by continued investment in existing and new brand extensions, investment in IT and business infrastructure of more than £5m, pension costs in the fourth quarter, and the poorer weather in 2004 (management estimate that the exceptional weather in 2003 enhanced profits by £5m in that year). Underlying profit growth remains strong at more than 10% p.a. from 2002 – 2004.

•	2005 has started positively with volume increases over the previous year; several key initiatives in place to drive profit growth in 2005 including new brand initiatives for Tango and Robinsons and tight cost controls.

•	Capital expenditure in 2004 was £70m, in line with forecast, including the acquisition of Ben Shaw’s water business and significant investment in systems and business processes. Capital expenditure is expected to reduce to £50-60m in 2005.

Hotels Current Trading

•	Encouraging performance in US:

•	Express, Holiday Inn showing rate growth; Crowne Plaza RevPAR growing strongly driven by strong meeting segment performance; InterContinental strong in key cities (e.g. New York).

•	UK and London showing strong RevPAR growth, driven by corporate segment.

•	Continued weakness in some Continental European markets (e.g. France, Benelux); Germany showing positive signs.

•	IHG’s powerful position in the Middle East continues to deliver positive results.

•	InterContinental Hong Kong had a good start to the year with double-digit RevPAR growth; mainland China also strong.

•	Booking lead times remain short but forward bookings well up on 2004.

For further information, please contact:

Investor Relations (Gavin Flynn, Paul Edgecliffe-Johnson):	+44 (0) 1753 410 176
+44 (0) 7808 098 972

Media Enquiries (Leslie McGibbon):	+44 (0) 1753 410 425
+44 (0) 7808 094 471

Presentation for Analysts and Shareholders

A presentation with David Webster (Chairman), Andrew Cosslett (Chief Executive) and Richard Solomons (Finance Director) will commence at 9.30 am (London time) on 10 March 2005 at Crowne Plaza London - The City. There will be an opportunity to ask questions. The presentation will conclude at approximately 10.30 am (London time).

Presentation for Media

A presentation with David Webster, Andrew Cosslett and Richard Solomons will commence at 11.30 am (London time) on 10 March 2005 at Crowne Plaza London - The City. There will be an opportunity to ask questions. The presentation will conclude at approximately 12.15 pm (London time).

Webcast

There will be a live audio webcast of the results presentation on the web address http://www.ihgplc.com/prelims05. The webcast of the presentation is expected to be on this website later on the day of the results and will remain there for the foreseeable future.

Q&A Call

There will be a call, primarily for US investors and analysts, at 2.30pm (London time) on 10 March 2005 with David Webster and Richard Solomons available to answer questions on the results.

International dial-in	+44 (0)1452 562716
UK dial-in	0800 073 8967
USA dial-in	1866 832 0717

IFRS Call

There will be a call at 9.00am (London time) on 11 March 2005 with Richard Solomons and Ralph Wheeler (Financial Controller) available to answer questions on the impact on IHG’s financial reporting of IFRS.

International dial-in	+44 (0)1452 562716
UK dial-in	0800 073 8967
USA dial-in	1866 832 0717

Website

The full release and supplementary data will be available on our website from 7.00 am (London time) on 10 March 2005. The web address is http://www.ihgplc.com/investors/announcements.asp

Appendix 1: Selected RevPAR performance (comparable, year on year change)

	Oct	Nov	Dec	Q4	Jan	2004 (Jan- Dec)
Americas
IC O&L	6.2%	1.4%	8.0%	5.1%	7.7%	8.1%
CP North America	10.6%	5.3%	6.1%	7.5%	6.2%	7.9%
HI North America	6.5%	5.1%	5.4%	5.8%	6.6%	5.3%
Express North America	8.3%	10.8%	8.1%	9.1%	9.6%	7.3%

EMEA
IC O&L	2.3%	7.6%	8.0%	6.1%	4.7%	1.0%
HI UK Regions	(4.3%)	7.7%	2.5%	1.7%	4.5%	4.7%
HI UK London	8.2%	12.1%	9.1%	9.8%	13.4%	16.0%

Asia Pacific
IC O&L	15.0%	31.6%	27.4%	24.0%	52.7%	46.7%

Appendix 2: Disposal detail

Total hotels disposed or for sale: 137 hotels, £2.1bn (being net book value plus proceeds on assets sold)

Sold to date: 121 hotels (23,000 rooms), sale proceeds of £1.75bn

Currently on market: 16 hotels, net book value of £360m; 2004 EBIT of approximately £12m; EBITDA of £24m:

5 hotels in the Americas, net book value £85m; 2004 EBIT of approximately nil; EBITDA of £6m;

Comprising: InterContinental San Francisco; 4 others

11 hotels in EMEA, net book value £275m; 2004 EBIT of approximately £12m; EBITDA of £18m:

Comprising: InterContinental Paris, Crowne Plaza Brussels, 4 others in Europe, InterContinental Edinburgh, 4 others in UK & Ireland

Appendix 3: Assets sold since previous quarterly announcement not disclosed separately:

Holiday Inn Swansea

Holiday Inn Plymouth

In total 2 assets with proceeds of £7m and associated Revenue of £5m, EBITDA of £1m and EBIT of £1m

Appendix 4: Investor information for 2004 final dividend

Ex-dividend Date: 30 March 2005

Record Date: 1 April 2005

Payment Date: 3 June 2005

Note to Editors:

InterContinental Hotels Group PLC of the United Kingdom [LON:IHG, NYSE:IHG (ADRs)] is the world’s most global hotel company and the largest by number of rooms. InterContinental Hotels

Group owns, manages, leases or franchises, through various subsidiaries, more than 3,500 hotels and 534,000 guest rooms in nearly 100 countries and territories around the world. The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites® and Hotel Indigo™, and also manages the world’s largest hotel loyalty programme, Priority Club® Rewards, with more than 23 million members worldwide. In addition to this, InterContinental Hotels Group has a controlling interest in Britvic, the second largest soft drinks manufacturer in the UK.

InterContinental Hotels Group offers information and online reservations for all its hotel brands at www.ichotelsgroup.com and information for the Priority Club Rewards programme at www.priorityclub.com.

For the latest news from InterContinental Hotels Group, visit our online Press Office at www.ihgplc.com/media.

Cautionary note regarding forward-looking statements

This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934). These forward-looking statements can be identified by the fact that they do not relate to historical or current facts. Forward-looking statements often use words such as ‘ target’, ‘expect’, ‘intend’, ‘believe’ or other words of similar meaning. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Factors that could affect the business and the financial results are described in “Risk Factors” in the InterContinental Hotels Group PLC Annual Report on Form 20-F filed with the United States Securities and Exchange Commission.

OPERATING AND FINANCIAL REVIEW

On 15 April 2003, following shareholder and regulatory approval, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC (IHG) comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc (MAB), comprising the Retail and Standard Commercial Property Development businesses (the Separation).

This operating and financial review provides a commentary on the performance of the Hotels and Soft Drinks businesses of InterContinental Hotels Group PLC (the Group) for the financial year ended 31 December 2004. To assist shareholders, unaudited pro forma comparatives for the 12 months ended 31 December 2003 are provided.

In 2003, in order to bring its financial reporting timetable into line with other major European and US hotel companies, IHG changed its financial year end from 30 September to 31 December. The statutory financial period covered by these financial statements is therefore the 12 months ended 31 December 2004, with comparatives for the 15 months ended 31 December 2003. The comparatives include the results of MAB up until the Separation.

GROUP RESULTS

	12 months ended				Actual currency change %	Constant currency change %	15 months ended 31 Dec 2003 Audited £m
Summary Results	31 Dec 2004 Audited £m		31 Dec 2003* Unaudited £m
Turnover:
Hotels	1,498		1,487		0.7	5.9	1,870
Soft Drinks	706		674		4.7	4.7	820

IHG	2,204		2,161		2.0	5.6	2,690
MAB	—		—		—	—	793

Total	2,204		2,161		2.0	5.6	3,483

Operating profit before non-operating exceptional items:
Hotels	251		200		25.5	36.1	251
Soft Drinks	80		83		(3.6)	(3.6)	95
Operating exceptional items – Hotels	(19)		—		—	—	(51)

IHG	312		283		10.2	17.0	295
MAB	—						137
Total	312		283		10.2	17.0	432

EBITDA**	529		481		10.0	16.0	786

Earnings per share (pence):
Basic	42.1	p	—		—	—	2.6	p
Adjusted**	32.5	p	20.8	p	56.3	—	***39.1	p

*	The results for the 12 months ended 31 December 2003 are unaudited pro forma figures.
**	Earnings before interest, tax, depreciation and amortisation (EBITDA) and Adjusting earnings per share exclude all exceptional items.
***	Restated to show exceptional tax credits on a basis consistent with 2004.

IHG turnover for the 12 months ended 31 December 2004 was £2,204m compared with £2,161m for the 12 months ended 31 December 2003.

In the Hotels business all regions reported revenue and profit growth in US dollar terms as the hotel industry showed some recovery from the impact of global insecurity, Severe Acute Respiratory Syndrome (SARS) and depressed travel experienced in 2003. The relative strength of sterling against the US dollar (weighted average US dollar exchange rate to sterling for the year was $1.82 against $1.63 for 2003) converted a 13.0% growth in Hotels turnover expressed in US dollars to a 0.7% growth when expressed in sterling. If currency exchange rates had been the same in 2003 as in the 12 months ended 31 December 2004, Hotels turnover growth would have been 5.9%.

Soft Drinks turnover increased by 4.7% despite the summer of 2004 experiencing poorer weather than the very favourable summer conditions of 2003. This growth was boosted by 2004 including an extra week’s trading, 2004 being a 53 week financial year for Soft Drinks.

IHG operating profit before exceptional items was £331m compared with £283m for the 12 months ended 31 December 2003. Hotels operating profit increased by 25.5% to £251m while Soft Drinks fell by £3m to £80m.

Exceptional items after tax netted to income of £68m and included an operating exceptional charge before tax of £19m and a non-operating exceptional charge before tax of £80m. Further details are given in Exceptional Items below.

Basic earnings per share for the 12 months ended 31 December 2004 was 42.1p (2.6p for the 15 months ended 31 December 2003). Adjusted earnings per share, after excluding the distorting effect of exceptional items, was 32.5p for the year, compared with 20.8p pro forma adjusted earnings per share for the 12 months ended 31 December 2003. Dividends for 2004 totalled 86.3p including a 72p special dividend paid in December 2004. In addition to the special dividend, in the 12 months ended 31 December 2004, IHG repurchased 46.4 million shares at a cost of £255m.

GROUP STRATEGY

The Group continued to follow the clear strategy established on Separation. The key priorities of this strategy are:

•	to strengthen the core business through focus on brand differentiation and system delivery;

•	to grow the managed and franchised fee-income business in key markets;

•	to develop the organisation and its people;

•	to continue the asset disposal programme; and

•	to return funds to shareholders.

Specific activities in 2004 are discussed below under Asset Disposals, Return of Funds, Reorganisation and Refinancing of Group Debt.

ASSET DISPOSALS

During 2004, IHG continued the asset disposal programme commenced in 2003. Since Separation in April 2003, 121 hotels were sold for total proceeds of approximately £1.75bn.

On 17 December 2004, IHG announced the sale of 13 hotels, with 3,946 rooms in the United States, Puerto Rico and Canada, to Hospitality Properties Trust (HPT). Net proceeds totalled $425m, before transaction costs, equivalent to net book value. The transaction is expected to complete in the first quarter of 2005. IHG will continue to manage the hotels under a 25 year management contract with HPT. IHG has two consecutive options to extend the contracts for 15 years each, giving a total potential contract length of up to 55 years.

On 28 February 2005, IHG announced the acquisition by Strategic Hotel Capital, Inc. of 85% interests in two hotels in the United States. IHG will receive approximately $287m in cash before transaction costs, based upon a total value for both hotels of $303.5m, $12m in excess of net book value. This transaction is expected to complete in the first half of 2005. IHG will continue to manage these hotels under a 20 year management contract with three options to extend for a further 10 years each.

Of the 20 hotels in the Americas that were placed on the market in July 2004, five remain unsold. Progress on the disposal plans for these hotels is at varying stages.

On 10 March 2005, IHG announced the sale of 73 hotels in the United Kingdom to LRG Acquisition Limited, a consortium comprising Lehman Brothers Real Estate Partners, GIC Real Estate and Realstar Asset Management. Proceeds totalled £1.0bn before transaction costs, £22m below net book value. This transaction is expected to complete in the second quarter of 2005. IHG will continue to manage 63 of these hotels under a 20 year management contract with two consecutive options to extend the contract for a further five years each. The remaining ten hotels will be under a temporary management agreement with IHG.

With the transactions above, and other smaller transactions since Separation in April 2003, IHG has sold or announced the sale of 121 hotels with proceeds of approximately £1.75bn and has on the market a further 16 hotels with a net book value of £0.4bn.

RETURN OF FUNDS

In March 2004 IHG announced an on-market share repurchase programme for £250m. By 20 December 2004 the programme was completed with, in total, 45.6 million shares repurchased at an average price of 548p per share.

In September 2004 IHG announced a further £750m return of funds to shareholders. A special dividend of £501m was paid to shareholders on 17 December 2004, followed by an associated share consolidation. A further £250m share repurchase programme commenced in December 2004, and by 31 December 2004 a further 0.8 million shares had been repurchased at an average price per share of 651p (total £5m). By 10 March 2005, a total of 2.5 million shares had been repurchased under the second repurchase programme at an average price per share of 647p (total £16m).

Following the announcement of the sale of 73 hotels in the United Kingdom, IHG intends to return a further £1bn to shareholders. This will require a capital restructuring to enable the release of funds arising from the receipt of disposal proceeds, which will be contained in a circular to shareholders in due course. Subject to receipt of shareholder approval, completion of disposal transactions and there being no material adverse change in market conditions, it is planned to complete the restructuring by the end of June 2005 and to return funds to shareholders as soon as practicable thereafter.

REORGANISATION

A fundamental review of the organisation of IHG was completed early in 2003. By December 2004 the planned changes had been implemented. It was originally anticipated that the reorganisation would deliver annualised savings by December 2004 of $100m against the budgeted 2003 base. Actual savings against the 2003 base, delivered by the end of December 2004, were estimated to be $120m.

HOTELS

	12 months ended			3 months ended
Hotels Results	31 Dec 2004 £m	31 Dec 2003* £m	Change %	31 Mar 2004 £m	30 June 2004 £m	30 Sept 2004 £m	31 Dec 2004 £m
Turnover:
Americas	495	525	(5.7)	115	131	125	124
EMEA	829	807	2.7	190	214	212	213
Asia Pacific	134	114	17.5	33	31	31	39
Central	40	41	(2.4)	10	11	9	10

	1,498	1,487	0.7	348	387	377	386

Operating profit before exceptional items:
Americas	163	161	1.2	32	48	46	37
EMEA	119	92	29.3	16	34	34	35
Asia Pacific	21	12	75.0	6	3	5	7
Central	(52)	(65)	(20.0)	(10)	(16)	(9)	(17)

	251	200	25.5	44	69	76	62

	3 months ended*
Hotels Results	31 Mar 2003 £m	30 June 2003 £m	30 Sept 2003 £m	31 Dec 2003 £m
Turnover:
Americas	127	139	133	126
EMEA	175	198	217	217
Asia Pacific	29	19	28	38
Central	10	11	9	11

	341	367	387	392

Operating profit before exceptional items:
Americas	32	50	47	32
EMEA	13	19	36	24
Asia Pacific	4	(3)	3	8
Central	(20)	(20)	(10)	(15)

	29	46	76	49

*	Pro forma unaudited results

Performance

Following a difficult 2003 which saw the lead-up to and outbreak of war in Iraq, SARS, and depressed global travel, the global hotel industry experienced some recovery in 2004. IHG experienced significantly improved performance in North America, Asia Pacific and the United Kingdom although parts of Continental Europe continued to be weak.

Hotels turnover increased by 0.7% in sterling terms but this was impacted by the sterling to US dollar exchange rate. Expressed in US dollars, turnover grew by over 13.0% with particularly strong growth in the United Kingdom, the Middle East and Asia Pacific.

Hotels operating profit before exceptional items was £251m, an increase of 25.5% on the pro forma figure for the 12 months ended 31 December 2003. Again, there was significant overall growth in US dollar terms in Europe, Middle East and Africa (EMEA) (up by 45%) and Asia Pacific (up by 105%). At constant currency exchange rates, Hotels operating profit before exceptional items increased by 36%.

Scale

The number of hotels in the IHG system increased by a net 20 hotels during 2004 whilst the number of rooms fell by 2,116. This was a result of the continuing trend of adding Holiday Inn Express hotels to the system (a net increase of 57 hotels with 5,737 rooms), whilst Holiday Inns continued to leave the system primarily as a result of IHG initiated action against poor owners or quality issues. During 2004 a net 45 Holiday Inns with 8,982 rooms left the system, of which 35 hotels with 7,889 rooms were in the Americas.

The trend in hotel room additions is encouraging and the focus remains on driving net growth in the total system. At the gross level, 188 hotels with 24,138 rooms were added to the system during 2004, and the pipeline of hotels signed and waiting to enter the system at 31 December 2004 was 673 hotels with 82,897 rooms, up from 544 hotels with 71,226 rooms a year previously.

Reservation Systems and Priority Club Rewards

IHG continued to leverage its global reservation systems and global loyalty programme. In 2004, over $4.0bn of room revenue was delivered through IHG’s reservation channels, a 23% increase on 2003, and this represented 38% of total system rooms revenue, an increase of 2.2 percentage points on the previous 12 months.

Internet channel bookings increased, with revenue growth over 2003 of 44%. Approximately 13% of total IHG system room revenue is sold via the internet, an increasing proportion is now booked on IHG websites (81% in 2004 against 77% in 2003).

IHG made significant progress during 2004 in establishing standards for working with third-party intermediaries – on-line travel distributors – who sell or re-sell IHG hotel rooms via their internet sites. Under the IHG standard, certified distributors are required to respect IHG’s trademarks, ensure reservations are guaranteed through an automated and common confirmation process, and clearly present fees to customers. By the end of 2004, IHG had certified over 200 third-party distributors including Travelocity, Travelocity Business and Priceline.

IHG’s loyalty programme, Priority Club Rewards, continued to grow with 23.7 million members at 31 December 2004, an increase of 23% on the previous year. Revenue generated from Priority Club Rewards members was 18.0% higher than in 2003 and represented 30% of IHG total system room revenue.

Americas

	12 months ended
Americas Results	31 Dec 2004 $m	31 Dec 2003 $m	Change %
Turnover:
Owned and leased	490	481	1.9
Managed	55	46	19.6
Franchised	357	327	9.2

	902	854	5.6

Operating profit before exceptional items:
Owned and leased	39	32	21.9
Managed	12	7	71.4
Franchised	304	279	9.0

	355	318	11.6
Regional overheads	(59)	(56)	5.4

Total $m	296	262	13.0

Sterling equivalent £m	163	161	1.2

The largest profit generating stream in the Americas is the franchised business, with 2,550 hotels and 333,157 rooms. Operating profit increased from $279m in 2003 to $304m in 2004, a 9.0% increase. All brands posted strong revenue per available room (RevPAR) growth over 2003, with Holiday Inn 5.0% up, Holiday Inn Express 7.1% up, Crowne Plaza 4.5% up and Staybridge Suites 11.3% up.

In the owned and leased estate, strong growth in trading particularly at the InterContinental hotels in New York and Chicago, resulted in operating profit growth of $7m to $39m in 2004. Comparable owned and leased RevPAR saw strong growth in 2003; InterContinental was up by 8.1%, Crowne Plaza by 6.9% and Holiday Inn by 5.6%. In April 2004 the InterContinental Central Park (New York) was sold, and in November 2004 the InterContinental Buckhead, Atlanta, a newly built hotel, was opened.

Managed operating profit increased from $7m in 2003 to $12m in 2004 with all brands experiencing strong RevPAR growth on 2003. The manager-owner relationship with HPT strengthened during the year as agreement was reached for HPT to purchase a further 13 hotels from IHG with long-term contracts for IHG to manage the hotels under IHG brands. Following completion of this transaction, 119 hotels owned by HPT are managed by IHG.

Americas RevPAR movement on previous year	12 months ended 31 Dec 2004
InterContinental Owned and leased (comparable)	8.1%
Holiday Inn Franchised	5.0%
Holiday Inn Express Franchised	7.1%

Americas regional overheads increased marginally, principally as a result of specific strategic initiatives and bonus payments.

Total Americas operating profit was $296m, a 13.0% increase on the pro forma operating profit for the 12 months ended 31 December 2003 of $262m. The weakness of the US dollar to sterling meant that in sterling terms, Americas operating profit was £163m, 1.2% up on 2003.

Europe, Middle East and Africa (EMEA)

	12 months ended
EMEA Results	31 Dec 2004 £m	31 Dec 2003 £m	Change %
Turnover:
Owned and leased	759	746	1.7
Managed	43	38	13.2
Franchised	27	23	17.4

	829	807	2.7

Operating profit before exceptional items:
Owned and leased	97	77	26.0
Managed	24	19	26.3
Franchised	21	18	16.7

	142	114	24.6
Regional overheads	(23)	(22)	4.5

Total £m	119	92	29.3

Dollar equivalent $m	216	149	45.0

Turnover for EMEA for 2004 was £829m, £22m higher than for the 12 months ended 31 December 2003. Owned and leased turnover grew by £13m despite the loss of £42m turnover compared to 2003 as a result of hotels being sold.

Trading conditions across the region varied; UK hotels experienced strong growth in RevPAR throughout the year and the performance in the Middle East and Africa business was strong. Continental Europe was more mixed with Paris in particular slower to recover from the adverse conditions in 2003.

EMEA RevPAR movement on previous year (comparable)	12 months ended 31 Dec 2004
InterContinental Owned and leased	1.0%
Crowne Plaza Owned and leased	4.9%
Holiday Inn UK London	16.0%
Holiday Inn UK Region	4.7%

In the owned and leased estate, RevPAR in the United Kingdom Holiday Inn estate continued to grow over previous periods. For the year Holiday Inn UK RevPAR was up by 8.0% over 2003. London hotels in particular experienced strong growth in RevPAR over 2003 (up by 16.0%) as they were slower to recover than the UK regional hotels which had seen some recovery from mid-2003. Holiday Inn UK regional hotel RevPAR was up by 4.7%.

InterContinental owned and leased RevPAR on a comparable basis was 1.0% up on 2003. InterContinental owned and leased turnover and operating profit was boosted by a full year’s trading from the Le Grand InterContinental Paris, which was closed for refurbishment for part of 2003. Owned and leased operating profit finished £20m ahead of 2003 with the Le Grand InterContinental Paris contributing £12m of the increase.

Managed operating profit in EMEA rose by £5m to £24m. This was driven by hotels in the Middle East where over half of EMEA’s managed hotels are located. Overall, Middle East managed RevPAR increased by 8.8% for InterContinental, 8.8% for Crowne Plaza and 6.4% for Holiday Inn. Liquidated damages of approximately £4m were received from the early termination of the management contract for the InterContinental Barcelona.

Overall EMEA franchise RevPAR was 6.1% up on 2003 and there was a net increase in system size of 13 hotels. As a result, EMEA franchise operating profit was £3m ahead of 2003 at £21m.

Total EMEA regional overheads increased by £1m, reflecting the benefits of the reorganisation partly offset by bonus awards for 2004.

During the year, a number of UK hotels were sold, including the Crowne Plaza Manchester Midland, Holiday Inn Teeside, Holiday Inn Sheffield West, Holiday Inn Crawley and the Holiday Inn Preston.

Asia Pacific

	12 months ended
Asia Pacific Results	31 Dec 2004 $m	31 Dec 2003 $m	Change %
Turnover:
Owned and leased	201	154	30.5
Managed	38	26	46.2
Franchised	5	5	—

	244	185	31.9

Operating profit before exceptional items:
Owned and leased	31	18	72.2
Managed	25	15	66.7
Franchised	3	4	(25.0)

	59	37	59.5
Regional overheads	(20)	(18)	11.1

Total $m	39	19	105.3

Sterling equivalent £m	21	12	75.0

Asia Pacific’s results improved significantly in 2004 as the region made a recovery from the negative impacts in 2003 of the war in Iraq, SARS and the terrorist bombing in Bali.

Turnover grew by 32% to $244m with a significant increase in both owned and leased turnover (up by $47m) and managed turnover (up by $12m).

The owned and leased estate operating profit grew by $13m to $31m with a significant contribution from the InterContinental Hong Kong. RevPAR at the InterContinental Hong Kong increased by over 50% on 2003 and, with high operational gearing, this led to a substantially improved profit. In the last quarter of the year the hotel was running at an occupancy of over 85% and RevPAR was up by 29% over 2003. In total, owned and leased RevPAR across the region was up by 47%.

Asia Pacific managed hotel RevPAR also increased in comparison with 2003; InterContinental increased by 18%, Crowne Plaza by 23%, and Holiday Inn by 24%. Operating profit increased by $10m to $25m.

Asia Pacific regional overheads were $2m higher than 2003, principally as a result of infrastructure costs to support further planned expansion in Greater China. In addition to the 44 IHG hotels already open and operating in Greater China, there are another 53 management agreements signed and under negotiation which will increase IHG’s presence and leadership in the Chinese hotel market.

In the year, the Holiday Inn Newcastle and the Holiday Inn Adelaide were sold with proceeds being broadly in line with net book value.

Central

	12 months ended
Central	31 Dec 2004 £m	31 Dec 2003 £m	Change %
Turnover	40	41	(2.4)
Gross central costs	(92)	(106)	(13.2)

Net central costs £m	(52)	(65)	(20.0)

Dollar equivalent $m	(93)	(105)	(11.4)

Central support function costs totalled £52m in 2004, £13m down on 2003. The reduction primarily reflects the continued drive to reduce overhead costs. US dollar denominated costs also benefited from being converted at a weaker US dollar to sterling exchange rate.

Regional and central overheads were flat year on year reflecting significant savings achieved given inflationary pressures, new initiatives and the payment of bonuses in 2004. EMEA overheads expressed in US dollars were 16.7% higher than 2003 primarily due to the impact of exchange rates; in sterling, the increase was 4.5%. Including regional costs charged directly to income streams, total gross overheads were 2.0% below 2003 levels when compared at constant exchange rates.

SOFT DRINKS

	12 months ended
Soft Drinks	31 Dec 2004 £m	31 Dec 2003 £m	Change %
Turnover	706	674	4.7
Operating profit before exceptional items	80	83	(3.6)
EBITDA	128	124	3.2

Strategy

In March 2004, Soft Drinks secured a new long-term Exclusive Bottling Agreement (EBA) with PepsiCo Inc. This agreement is for 15 years and will automatically be extended for a further five years on an initial public offering of the business. As part of the EBA, the shareholding of Britannia Soft Drinks Ltd (BSD) was restructured with IHG’s direct shareholding being reduced to 47.5% whilst its interest in the total business remained unchanged; IHG continues to control and consolidate the results of BSD. The shareholders in BSD also agreed to consider an initial public offering of BSD between 1 January 2005 and 31 December 2008 if market conditions are suitable.

Soft Drinks continued to invest in its key brands and in new product innovation. During 2004, BSD acquired the Ben Shaw’s water business, further increasing BSD’s presence in the UK’s expanding water market and providing additional capacity.

Performance

Soft Drinks turnover increased by 4.7% to £706m, a strong performance against a 2003 result that benefited from a particularly favourable summer. Volume growth was 1.5% with strong growth in on-premise volume up 7.3%, driven by account gains during the year. Soft Drinks increased its share of the take- home market although volumes were lower as the market volume fell below 2003. Pepsi achieved a take-home cola market share of 20%. Turnover growth benefited from an extra week’s trading; 2004 included 53 weeks’ trading compared with 52 weeks in 2003.

Operating profit for Soft Drinks was £80m, £3m down on 2003. Operating profit in 2003, however, was boosted by an estimated £5m from the exceptionally good summer weather. Although 2004 operating profit benefited from an extra week’s trading, incremental costs associated with a move to a more standalone basis, additional depreciation, increased pension costs and continued investment both in brand support and infrastructure costs, left profit £3m down on last year.

Operating cash flow for Soft Drinks was £73m compared with £71m for the 12 months ended 31 December 2003. Net capital expenditure was £70m against £55m in 2003 with significant expenditure on a Business Transformation Programme.

EXCEPTIONAL ITEMS

Following a review of the hotel estate, tangible fixed assets have been written down by £48m; £28m has been charged as an operating exceptional item and £20m reverses previous revaluation gains.

Other operating exceptional items included a charge of £11m related to the delivery of the further restructuring of the Hotels business in conjunction with the asset disposal programme, and other operating income of £20m relating to the adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.

Non-operating exceptional items included a profit of £15m realised on the sale of hotels, a £74m provision for loss on disposal of assets in the Americas and the United Kingdom and a £10m provision against the value of certain fixed asset investments.

Non-operating exceptional items also included a net exceptional interest charge of £11m. This related mainly to refinancing costs, including the premium paid on the repurchase of the Group’s 2010 €600m Eurobonds of £17m, net of exceptional interest income which included £14m received on tax refunds.

The release of provisions relating to tax matters which were settled during the year or in respect of which the relevant statutory limitation period has expired, the recognition of deferred tax assets in respect of losses, and tax on the current year exceptional items has resulted in an exceptional tax credit of £167m.

Operating and non-operating exceptional items, together with their related tax credits, have been excluded in the calculation of adjusted earnings per share.

REFINANCING OF GROUP DEBT

In November 2004 the Group refinanced its existing bank facility with a new £1.6bn facility. The new facility comprises a £1.1bn five year tranche and a £0.5bn 364 day tranche with an option to extend for one year. As part of this refinancing exercise the Group repurchased its euro and sterling denominated bonds.

INTEREST

The net interest charge for the year (pre-exceptionals) was £22m compared to a £39m pro forma interest charge for the 12 months ended 31 December 2003. The reduction was principally due to lower average debt levels and the weaker US dollar. The exceptional interest charge totalled £11m as analysed in Exceptional Items.

TAXATION

The tax charge on ordinary activities excluding exceptional items was 16% for 2004. The equivalent effective rate for the IHG Group excluding MAB was 24% for the 15 months ended 31 December 2003, following restatement in respect of exceptional tax credits on a basis consistent with 2004. Net tax paid in the 12 months ended 31 December 2004 reflected tax repayments received during the period and the impact of exceptional costs.

Excluding the effect of exceptional items and prior year items, the Group’s tax rate for the 12 months ended 31 December 2004 was 36%. The equivalent for the IHG group was 37% for the 15 months ended 31 December 2003. The difference from the UK statutory rate of 30% arose primarily due to overseas profits being taxed at rates higher than the UK statutory rate.

CAPITAL EXPENDITURE AND CASH FLOW

IHG’s operating cash flow for 2004 was £364m compared with £411m for the 12 months ended 31 December 2003 (pro forma). Net capital expenditure was £151m, including £257m capital additions and £106m disposal proceeds, principally from the sale of hotels. Hotels gross capital expenditure was £187m, lower than expected as £38m was deferred until 2005 following delays in the timing of some projects. Major items of expenditure in 2004 included the InterContinental Buckhead, Atlanta, refurbishment expenditure on the Holiday Inn UK estate and refurbishment expenditure on the InterContinental hotels in London, Cannes and Frankfurt.

Net interest paid was £41m, and tax payments totalled £35m. Dividend payments totalled £626m including the special dividend paid in December 2004. The repurchase of shares totalled £255m.

EARNINGS AND DIVIDEND

Basic earnings per share for the year were 42.1p. Adjusted earnings per share, removing the distorting effect of exceptional items, were 32.5p compared with a pro forma figure for the 12 months ended 31 December 2003 of 20.8p. This represents an increase of over 50%.

The Board has proposed a final dividend per share of 10.0p; with the interim dividend of 4.3p, the normal dividend for the year totalled 14.3p. A special dividend of 72p was paid in December 2004.

SHARE PRICE AND MARKET CAPITALISATION

The share price in 2004 fluctuated between 479.2p and 690.8p, and closed at 647.5p on 31 December 2004. This compares with the share price immediately following the Separation in April 2003 of 372.5p.

At 31 December 2004, the market capitalisation of IHG was £4.03bn.

TREASURY MANAGEMENT

Treasury policy is to manage financial risks that arise in relation to underlying business needs. The activities of the treasury function are carried out in accordance with Board approved policies and are subject to regular internal audit.

The treasury function does not operate as a profit centre. Treasury activities include money market investments, spot and forward foreign exchange instruments, currency options, currency swaps, interest rate swaps and options, and forward rate agreements.

One of the primary objectives of the Group’s treasury risk management policy is to protect the financial covenant ratios in the loan documentation against the adverse impact of movements in interest rates and foreign exchange rates.

Movements in foreign exchange rates, particularly the US dollar and euro, can affect the Group’s reported profit, net assets and interest cover. To hedge this translation exposure as far as is reasonably practical, borrowings are taken out in foreign currencies (either directly or via currency swaps), which broadly match those in which the Group’s major net assets are denominated.

Interest rate exposure is managed within parameters that stipulate that fixed rate borrowings should normally account for no less than 25%, and no more than 75%, of net borrowings for each major currency. This is achieved through the use of interest rate swaps and options and forward rate agreements.

Based on the year end net debt position, and given the underlying maturity profile of investments, borrowings and hedging instruments at that date, a one percentage point rise in US dollar interest rates would increase the net interest charge by approximately £2m, whilst a one percentage point rise in euro interest rates would increase the net interest charge by £6m.

Foreign exchange transaction exposure is managed by the forward purchase or sale of foreign currencies or the use of currency options. Most significant exposures of the Group are in currencies that are freely convertible.

Medium and long-term borrowing requirements at 31 December 2004 were met through the syndicated bank facilities. Short-term borrowing requirements are principally met from drawing under bilateral bank facilities.

Credit risk on treasury transactions is minimised by operating a policy on the investment of surplus funds that generally restricts counterparties to those with an A credit rating or better, or those providing adequate security. Limits are also set with individual counterparties. Most of the Group’s surplus funds are held in the United Kingdom or United States and there are no material funds where repatriation is restricted as a result of foreign exchange regulations.

The Group is in compliance with all of the financial covenants in its loan documentation, none of which represents a material restriction on funding or investment policy in the foreseeable future.

In September 2004 the Group announced its intention to continue its share buyback programme into 2005 for a further £250m. The precise timing of purchases will be dependent upon, amongst other things, market conditions. Purchases have commenced under the existing authority from shareholders which will be renewed at the Annual General Meeting. Any shares repurchased under this programme will be cancelled.

ACCOUNTING POLICIES

The financial statements have been prepared using accounting policies unchanged from the previous year.

The Group will be required to produce its first set of audited financial statements in line with International Financial Reporting Standards (IFRS) for the year ended 31 December 2005. This will require an opening balance sheet to be prepared under IFRS as at 1 January 2004, and a full profit and loss account, balance sheet and cash flow statement for the year ended 31 December 2004 for comparative purposes.

The transition to IFRS reporting will result in a number of changes in the reported financial statements, notes thereto and accounting principles (see detail in ‘International financial reporting information’).

PENSIONS

IHG operates three main schemes; the InterContinental Hotels UK Pension Plan, the Britvic Pension Plan, and the US based InterContinental Hotels Pension Plan.

The InterContinental Hotels UK Pension Plan and the Britvic Pension Plan were both established with effect from 1 April 2003. On a Financial Report Standard (FRS) 17 ‘Retirement Benefits’ basis, at 31 December 2004 the Plans had a deficit of £20m and £108m respectively. In October 2004 £51m was paid into the InterContinental Hotels UK Pension Plan, whilst £1m was paid into the Britvic Pension Plan in January 2004. The defined benefits sections of both these Plans are generally closed to new members.

The US based InterContinental Hotels Plan is closed to new members and pensionable service no longer accrues for current employee members. On an FRS17 basis, at 31 December 2004 the Plan had a deficit of $19m.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Following shareholder and regulatory approval, on 15 April 2003, Six Continents PLC separated into two new groups, InterContinental Hotels Group PLC comprising the Hotels and Soft Drinks businesses, and Mitchells & Butlers plc comprising the Retail and Standard Commercial Property Developments businesses. As a result of the Separation, Six Continents PLC became part of IHG.

The pro forma financial information for the 12 months ended 31 December 2003 comprises the results of those companies that form IHG following the Separation, as if IHG had been in existence since 1 October 2001. The information is provided as guidance only; it is not audited and, as pro forma information, it does not give a full picture of the financial position of the Group. The key assumptions used in the preparation of the information are as follows:

i.	The pro forma information has been prepared using accounting policies consistent with those used in the historic IHG interim and year end financial statements.

ii.	Pro forma interest has been calculated to reflect the post Separation capital structure of the Group as if it had been in place at 1 October 2001, using interest rate differentials applicable under the post Separation borrowing agreements and excluding facility fee amortisation. Dividend payments have been assumed at the expected ongoing level.

iii.	The unaudited pro forma tax charge is based on a rate of tax for IHG of 25.0% applied to unaudited pro forma profit before taxation.

iv.	Adjustments have been made, where appropriate, to exclude any arrangements with the Mitchells & Butlers Group.

v.	Pro forma earnings per share is based on pro forma profit available for shareholders divided by 734 million shares, being the issued share capital of IHG on Separation.

	12 months ended
Profit and Loss Account	31 Dec 2004 Audited £m	31 Dec 2003* Unaudited £m
Turnover – continuing operations	2,204	2,161
Cost of sales	(1,652)	(1,659)

Gross operating profit	552	502
Administrative expenses	(221)	(219)

Operating profit	331	283
Net interest charge	(22)	(39)

Profit on ordinary activities before taxation	309	244
Tax on profit on ordinary activities	(50)	(61)

Profit on ordinary activities after taxation	259	183
Minority equity interest	(28)	(30)

Retained profit for the period	231	153

Adjusted earnings per ordinary share	32.5p	20.8p

OPERATING CASH FLOW

Operating profit	331	283
Depreciation and amortisation	198	198

Earnings before interest, taxation, depreciation and amortisation	529	481
Decrease/(increase) in stocks	1	(2)
Increase in debtors	(11)	(19)
Increase in creditors	75	61
Special pension contributions	(71)	—
Provisions expended and other non-cash items	(8)	(10)

	515	511
Operating activities
Capital expenditure – Hotels	(187)	(299)
Disposal proceeds	106	254
Capital expenditure – Soft Drinks	(70)	(55)

Operating cash flow	364	411

The above statements exclude all exceptional items as being non-recurring.

*	Pro forma results

INTERCONTINENTAL HOTELS GROUP PLC

PRELIMINARY INTERNATIONAL FINANCIAL

REPORTING INFORMATION

BACKGROUND

The Group will be required to produce its first set of audited financial statements in line with International Financial Reporting Standards (‘IFRS’) for the year ending 31 December 2005. This will require an opening balance sheet to be prepared under IFRS as at 1 January 2004, and a full profit and loss account, balance sheet and cash flow statement for the year ended 31 December 2004 for comparative purposes.

The transition to IFRS reporting will result in a number of changes in the presentation of reported financial statements, notes thereto and accounting principles.

Historically, the Group’s financial statements have been prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP). The following explanatory notes and reconciliations describe the differences between IFRS and UK GAAP reporting for the financial year 2004 as well as for the IFRS opening balance sheet at 1 January 2004. The comparative figures are presented in accordance with UK GAAP, and are identical to the full year information disclosed previously.

The following financial information should be read in conjunction with ‘IFRS accounting policies’ below which describe the IFRS policies followed by the Group.

The effects of the transition are explained on the following pages which include balance sheet reconciliations at the date of transition and at 31 December 2004 and a reconciliation of the profit and loss account for the year ending 31 December 2004.

IFRS ACCOUNTING POLICIES

Basis of accounting

The financial statements are prepared in accordance with International Financial Reporting Standards (IFRS).

The financial statements are prepared on an historic cost basis, except for certain items of property, plant and equipment held at deemed cost under the transitional rules of IFRS.

The principle IFRS accounting policies of the Group are set out below.

First time adoption of IFRS

The Group has adopted IFRS from 1 January 2004 (‘date of transition’) with the exception of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’, which are adopted with effect from 1 January 2005 in accordance with the requirements of IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’.

In accordance with IFRS 1, the Group is entitled to a number of voluntary and mandatory exemptions from full restatement, which have been adopted as follows:

Business combinations

The basis of accounting for pre-transition combinations under UK GAAP has not been revisited. The initial carrying amount of assets and liabilities acquired in such business combinations is deemed to be equivalent to cost.

Property, plant and equipment

The Group has elected to retain UK GAAP carrying values of freehold and leasehold hotels including revaluations as deemed cost at transition.

Employee benefits

The cumulative actuarial gains and losses on defined benefit pension schemes and similar post-retirement benefits at transition date have been recognised in full in equity.

Share-based payments

IFRS 2 ‘Share-based Payment’ has been applied to all grants of equity instruments after 7 November 2002 that had not vested at 1 January 2005.

Foreign currencies

The Group has elected not to recognise separately cumulative foreign exchange movements up to the transition date, and from 1 January 2004 onwards to recognise foreign exchange differences on the retranslation of foreign subsidiaries in a separate reserve within equity.

New accounting policies

The Group has adopted the transitional requirements of IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’ and IFRS 2 ‘Share-based Payment’ from 1 January 2004.

Basis of consolidation

The Group financial statements comprise the financial statements of the Company and entities controlled by the Company.

The results of those businesses acquired or disposed of are consolidated for the period during which they were under the Group’s control.

Investment in associates

An associate is an entity over which the Group has the ability to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the entity.

Associates are accounted for using the equity method, unless the investment is held for sale (see below). Using the equity method, the Group’s investment is recorded at cost adjusted by the Group’s share of post acquisition profits and losses.

Assets held for sale

Assets and liabilities are classified as held for sale when their carrying amount will be recovered principally through a sale transaction, rather than continuing use, and a sale is highly probable.

Assets designated as held for sale are held at the lower of carrying amount at designation and fair value less costs to sell.

Depreciation is not charged against tangible assets classified as held for sale.

Foreign currencies

Transactions in foreign currencies are recorded at the exchange rates ruling on the dates of the transactions. Assets and liabilities denominated in foreign currencies are translated into sterling at the relevant rates of exchange ruling at the balance sheet date.

The results of overseas operations are translated into sterling at weighted average rates of exchange for the period.

Exchange differences arising from the retranslation of opening net assets and the net result for the year denominated in foreign currencies are transferred to the Group’s translation reserve within equity. Other exchange differences are taken to the profit and loss account.

Goodwill arising on the acquisition of a foreign entity is treated as an asset of that foreign operation and is translated into sterling at the relevant closing rate.

Financial instruments

The Group has adopted both IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’ from 1 January 2005.

Under the transition rules of IFRS 1, IAS 32 and IAS 39 are not applied to comparative balances; in 2005, comparative balances will be presented in accordance with UK GAAP.

Trade debtors

Trade debtors are recorded at their original amount less an allowance for any doubtful accounts.

An allowance for doubtful accounts is made when collection of the full amount is no longer considered probable.

Investments

On adoption of IAS 39 non-current investments are classified as available for sale and held at fair value. Gains and losses from fair value changes are recognised within equity. Impairment losses are recognised within the profit and loss account.

Until 1 January 2005, such investments were recorded in accordance with UK GAAP at cost less any provision for impairment.

Trade creditors

Under both IAS 39 and UK GAAP, trade creditors are non-interest bearing and are stated at their nominal value.

Bank and other borrowings

Under both IAS 39 (subject to the hedging polices outlined below) and UK GAAP, borrowings are stated at proceeds received plus any unamortised issue costs.

Under IAS 39 and UK GAAP, finance charges including issue costs are charged to the profit and loss account using an effective interest rate method. Finance costs not settled in the period are included within the outstanding loan balance.

Derivative financial instruments and hedging

Under IFRS non-hedging derivatives and other treasury instruments are carried on the balance sheet at fair value. Movements in fair value are recognised in the profit and loss account.

Derivatives designated as hedging instruments are accounted for in line with the nature of the hedging arrangement. Documentation outlining the measurement and effectiveness of a hedging arrangement is maintained throughout the life of the hedge relationship. Any ineffective element of a hedge arrangement is recognised in the profit and loss account.

Goodwill

Goodwill arises on consolidation as the excess of the cost of acquisition over the fair value at the date of acquisition of assets acquired of a subsidiary, associate or jointly controlled entity.

Goodwill is recognised as an asset and tested annually for impairment. Goodwill is not amortised.

Negative goodwill is recognised immediately in the profit and loss account.

Goodwill arising on acquisitions prior to 30 September 1998 was eliminated against shareholders’ funds under UK GAAP; it has not been reinstated. On disposal of a business, any such goodwill relating to the business will not be taken into account in determining the profit or loss on disposal.

Intangible assets

Acquired through a business combination

On acquisition of an entity, intangible assets which are separately identifiable and arise from a legal or contractual right are recognised at fair value and amortised on a straight line basis over a period appropriate to the type of asset.

Other intangible assets

Amounts paid to hotel owners to secure management contracts and franchise agreements are capitalised and amortised over the shorter of the contracted period and 10 years.

Internally generated development costs are capitalised when forecast related revenues exceed attributable forecast development costs.

In the circumstance of a hotel or other asset being sold to a purchaser who then enters into a management or franchise contract with the Group, this is accounted for as an exchange of assets and the profit or loss on disposal is determined by comparing the net book value of the asset sold to the total consideration received, which includes an estimate of the fair value of the contract.

Property, Plant and Equipment

Freehold and leasehold land and buildings are stated at cost, except as allowed under the IFRS 1 transition rules, less depreciation and any impairment.

All other fixed assets are stated at cost less depreciation and impairment. Borrowing costs are not capitalised. Repairs and maintenance costs are expensed as incurred.

Under the transition rules of IFRS 1, the Group has elected to use previous UK GAAP carrying values, including revaluations, as deemed cost at transition.

Freehold land is not depreciated. All other tangible fixed assets are depreciated to a residual value over their estimated useful lives, namely:

Freehold buildings	50 years
Leasehold buildings	Lesser of unexpired term of lease and 50 years
Fixtures, fittings and equipment	3-25 years
Plant and machinery	4-20 years

All depreciation and amortisation is charged on a straight line basis.

Impairment

At each balance sheet date the Group reviews all assets to determine if there are any indicators of impairment. If indicators of impairment exist then the recoverable amount of an asset or cash generating unit (CGU) is estimated.

Where individual assets do not generate cash flows independent from other assets, the Group reviews the carrying value and recoverable amount of a CGU. This is the smallest group of assets where independent cash flows are produced.

Intangible assets with an indefinite life and goodwill are tested for impairment at least annually by comparing carrying values with recoverable amounts.

If the recoverable amount of an asset or CGU is less than its carrying amount, the difference is recognised in the profit and loss account as an impairment loss.

Deferred taxation

Deferred tax assets and liabilities are recognised in respect of all temporary differences between the tax base and carrying value of assets and liabilities. Those temporary differences recognised include accelerated capital allowances, unrelieved tax losses, unremitted profits from overseas where the Group does not control remittance, gains rolled over into replacement assets, gains on previously revalued properties and other short-term temporary differences.

Deferred tax assets are recognised to the extent that it is regarded as probable that the deductible temporary differences can be utilised. The recoverability of all deferred tax assets is reassessed at each balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply in the periods in which the asset or liability will be settled.

Leases

Operating lease rentals are charged to the profit and loss account on a straight line basis over the term of the lease.

Pensions

Defined contribution plans

Payments to defined contribution schemes are charged to the profit and loss account as they fall due.

Defined benefit plans

Any excess or shortfall of scheme assets, measured at fair value, over scheme liabilities, measured using the projected unit credit method, is recognised in the balance sheet.

Actuarial gains and losses are recognised in reserves in the year in which they arise.

Past service cost is recognised immediately when the related benefits have vested. When benefits are not fully vested these costs are recognised on a straight line basis over the remaining vesting period.

Actuarial valuations are normally carried out every three years.

Self insurance

The Group is self-insured for various levels of general liability, workers’ compensation and employee medical and dental coverage. Insurance reserves include projected settlements for known and incurred, but not reported claims. Projected settlements are estimated based on historical trends and actuarial data.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes direct purchase costs and other overheads incurred in bringing these stocks to their present location and condition. Cost is determined by a first in first out method.

Net realisable value represents estimated selling price less marketing and selling costs.

Revenue recognition

Revenue is derived from the following sources: owned and leased properties; management fees; franchise fees; sale of soft drinks and other revenues which are ancillary to the Group’s operations.

Generally, revenue represents sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business and recognised when services have been rendered. The following is a description of the composition of revenues of the Group.

Owned and leased revenue – derived from hotel operations, including the rental of rooms and food and beverage sales from a worldwide network of owned and leased hotels operated primarily under the Group’s brand names. Revenue is recognised when rooms are occupied and food and beverage is sold.

Management fees – earned from hotels managed by the Group, usually under long-term contracts with the hotel owner. Management fees include a base fee, which is generally a percentage of hotel revenue, and an incentive fee, which is generally based on the hotel’s profitability. Revenue is recognised in accordance with the contract.

Franchise fees – received in connection with the franchise of the Group’s brand names, usually under long-term contracts with the hotel owner. The Group charges franchise royalty fees as a percentage of room revenue. Revenue is recognised when earned.

Soft Drinks – sales (excluding VAT and similar taxes) of goods and services, net of discounts, provided in the normal course of business. Revenue is recognised when sales are made.

Loyalty programme

The hotel loyalty programme, Priority Club Rewards, enables members to earn points during each stay at an InterContinental Hotels Group hotel and redeem the points at a later date for free accommodation or other benefits. The future redemption liability is included in creditors less than, and greater than, one year and is estimated using actuarial methods which estimate eventual redemption rates and points values.

The cost to operate the programme is funded through hotel assessments.

Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash comprises cash in hand and demand deposits.

Cash equivalents are short-term highly liquid investments with a maturity of less than 90 days that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Bank overdrafts repayable on demand are a component of cash equivalents.

Share-based payments

In accordance with the transitional provisions of IFRS 2 ‘Share-based Payment’ the Group has elected to apply IFRS 2 to grants, options and other equity instruments granted after 7 November 2002 not vested at 1 January 2004.

The Group issues equity settled share-based payments to certain employees through incentive schemes and a Save As You Earn (SAYE) scheme. The fair value of these share-based payments is expensed on a straight line basis over the vesting period of the equity instrument, based on the Group’s best estimate of the number of shares that will vest.

Fair value is based on option pricing models and the terms and conditions of the option schemes.

Proposed dividend

Dividends of £81m (2003 £86m) were proposed before the Balance Sheet date.

ACCOUNTING POLICY DIFFERENCES BETWEEN UK GAAP AND INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The Group’s financial statements are prepared in accordance with accounting principles generally accepted in the United Kingdom (UK GAAP) which differ from IFRS. The significant differences, as they apply to the Group, are summarised below.

Assets held for sale

Under UK GAAP there is no held for sale definition and no reclassification is required.

Under IFRS, assets are classified as held for sale when their value will be recovered through a sale transaction rather than continuing use, and management consider a sale to be highly probable.

Assets classified as held for sale are held at the lower of their carrying value and fair value less costs to sell. No depreciation or amortisation is charged on assets held for sale.

Discontinued operations

Under UK GAAP, operations are classified as discontinued when the sale or termination of operations is completed in the reporting period, or before approval of the financial statements. In addition, the operations concerned must have a material effect on the nature and focus of operations resulting in either a withdrawal from a particular class of business or geographical market or a material reduction in turnover in a continuing market.

Under IFRS, the results of operations arising from assets classified as held for sale are classified as discontinued operations when the results relate to a separate line of business, or geographical area of operations, or where there is a coordinated plan to dispose of a separate line of business or geographical area of operations.

Discontinued operations are shown as a separate figure, net of tax, on the face of the profit and loss account.

Goodwill

Under UK GAAP, goodwill is amortised over 20 years and tested for impairment annually.

Under IFRS, goodwill is subject to annual impairment testing and is not amortised.

Impairment

Under UK GAAP, impairment is measured for an income-generating unit when indicators of impairment exist. All assets are reviewed for indicators of impairment at the balance sheet date.

Under IFRS, all assets are reviewed for evidence of the existence of impairment indicators at each reporting date. Assets with an indefinite life (such as goodwill) are subject to impairment testing at least annually.

Pension costs

Under UK GAAP, the Group provides for the cost of retirement benefits based upon a consistent percentage of employees’ pensionable pay as recommended by independent qualified actuaries. Variations in regular pension costs are amortised over the average expected service life of current employees on a straight line basis. Scheme assets and liabilities are not recognised on the Group’s balance sheet.

Under IFRS, the cost of providing defined benefit retirement benefits is recognised over the service life of scheme members. This cost is calculated by an independent qualified actuary, based on estimates of long-term rates of return on scheme assets and discount rates on scheme liabilities.

Any excess or deficit of scheme assets over scheme liabilities is recorded as an asset or liability, respectively, in the Group’s balance sheet to the extent that it does not relate to unrecognised actuarial gains and losses.

Each year the scheme net assets or liabilities are adjusted for actuarial gains and losses which are recognised directly in reserves.

Share-based payments

Under IFRS, the fair value of all share-based payments is expensed over the vesting period of the related equity instruments, based on the Group’s best estimate of the number of shares that will vest.

Fair value is determined by an option pricing model applied to all share-based payments granted after 7 November 2002.

Deferred taxation

Under UK GAAP, deferred tax is provided on all timing differences, subject to certain exceptions. Accordingly, deferred tax is not provided on revaluation gains and gains rolled over into replacement assets unless there exists a binding agreement for sale, nor on unremitted earnings of investments except to the extent of accrued dividends or where there exists a binding agreement to distribute earnings.

Under IFRS, deferred tax is recognised on all temporary differences between the tax base and carrying value of assets and liabilities, including those arising from revaluation of assets, on gains rolled over into replacement assets and on unremitted earnings of investments where the Group does not control the timing of distributions.

In addition, IFRS requires the tax base of assets and liabilities to be determined by management’s current intended use and the intended manner of realisation of the asset or liability.

Cash and cash equivalents

Under UK GAAP, there is no equivalent definition.

Under IFRS, cash equivalents are defined as short-term highly liquid investments with a maturity of less than 90 days that are readily convertible into a known amount of cash.

Dividends

Under UK GAAP, dividends are recognised as an expense in the period in which they are declared.

Under IFRS, dividends are recognised as an appropriation of reserves in the period in which they are approved.

Reconciliation of earnings under UK GAAP to IFRS for the year ended 31 December 2004

	Operating profit before exceptional items £m	Interest £m	Tax £m	Exceptional items £m	Profit after tax £m	Minority interest £m	Earnings available for shareholders £m
As reported under UK GAAP	331	(22)	(50)	68	327	(28)	299
Remove goodwill amortisation	10	—	(1)	—	9	(1)	8
Pension accounting adjustments	(6)	—	2	—	(4)	2	(2)
Share-based payment adjustments	(4)	—	3	—	(1)	—	(1)
Impairment of previously revalued assets	—	—	—	(6)	(6)	—	(6)
Depreciation adjustment of held for sale assets	15	—	(5)	—	10	—	10
Adjustment to provision for loss on disposal of operations	—	—	—	74	74	—	74
IFRS tax adjustments	—	—	(5)	6	1	—	1

Under IFRS	346	(22)	(56)	142	410	(27)	383

Continuing operations	228	(22)	(18)	118	306	(27)	279
Discontinued operations	118	—	(38)	24	104	—	104

Key indicators

	UK GAAP £m		IFRS £m
Net debt	(1,116)		(1,116)
EBITDA before exceptional items	529		519
Basic earnings per share	42.1	p	53.9	p

Reconciliation of basic EPS to adjusted EPS

	£m	Pence per ordinary share
Basic EPS under UK GAAP	299	42.1
Exclude exceptional items under UK GAAP	(68)	(9.6)

Adjusted EPS under UK GAAP	231	32.5
IFRS adjustments:
Remove goodwill amortisation	10	1.4
Pension accounting adjustments	(6)	(0.8)
Share-based payment adjustments	(4)	(0.6)
Depreciation adjustment of held for sale assets	15	2.1
IFRS tax adjustments	(6)	(0.8)
Minority share of above adjustments	1	0.1

Adjusted EPS under IFRS	241	33.9

Reconciliation of UK GAAP balance sheet to IFRS balance sheet at 1 January 2004

	Non current assets £m	Current assets £m	Current liabilities £m	Non current liabilities £m	Minority interests £m	Net assets £m	Equity £m
As reported under UK GAAP	4,281	999	(1,085)	(1,478)	(163)	2,554	(2,554)
Reclassify proposed dividends	—	—	85	—	—	85	(85)
Pension accounting adjustments	—	(47)	—	(131)	57	(121)	121
Deferred tax adjustments	—	—	—	(163)	(17)	(180)	180
Reclassifications	30	(30)	—	—	—	—	—

Under IFRS at 1 January 2004	4,311	922	(1,000)	(1,772)	(123)	2,338	(2,338)

Reconciliation of UK GAAP balance sheet to IFRS balance sheet at 31 December 2004

	Non current assets £m	Current assets £m	Current liabilities £m	Non current liabilities £m	Minority interests £m	Net assets £m	Equity £m
As reported under UK GAAP	4,017	757	(1,013)	(1,634)	(150)	1,977	(1,977)
Reclassify proposed dividends	—	—	81	—	—	81	(81)
Remove goodwill amortisation	10	—	—	—	(1)	9	(9)
Pension accounting adjustments	—	(110)	—	(125)	75	(160)	160
Deferred tax adjustments	—	—	—	(134)	(22)	(156)	156
Reclassify assets as held for sale	15	—	—	74	—	89	(89)
Reclassifications	31	(31)	—	—	—	—	—

Under IFRS at 31 December 2004	4,073	616	(932)	(1,819)	(98)	1,840	(1,840)

INTERCONTINENTAL HOTELS GROUP PLC

PRELIMINARY RESULTS

INTERCONTINENTAL HOTELS GROUP PLC

GROUP PROFIT AND LOSS ACCOUNT

For the 12 months ended 31 December 2004

2004 12 months	2003 15 months
Before exceptional items £m	Total £m	Before exceptional items restated* £m	Total £m

Turnover (note 3)	2,204	2,204	3,483	3,483
Cost of sales	(1,652)	(1,680)	(2,717)	(2,768)

Gross operating profit	552	524	766	715
Administrative expenses	(221)	(232)	(283)	(283)
Other operating income	—	20	—	—

Operating profit	331	312	483	432
Non-operating exceptional items	—	(69)	—	(213)

Profit on ordinary activities before interest (note 4)	331	243	483	219
Net interest (note 6)	(22)	(16)	(47)	(47)
Premium on early settlement of debt	—	(17)	—	(136)

Profit on ordinary activities before taxation	309	210	436	36
Tax on profit on ordinary activities (note 7)	(50)	117	(115)	17

Profit on ordinary activities after taxation	259	327	321	53
Minority equity interests	(28)	(28)	(34)	(34)

Earnings available for shareholders	231	299	287	19
Dividends on equity shares (note 8)	(592)	(592)	(156)	(156)

Retained (loss)/profit for the period	(361)	(293)	131	(137)

Earnings per ordinary share (note 9)
Basic	—	42.1	p	—	2.6	p
Diluted	—	41.6	p	—	2.6	p
Adjusted	32.5	p	—	39.1	p	—

Dividend per ordinary share (note 8)	—	86.30p	—	21.15p

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

Exceptional items are described in note 5.

INTERCONTINENTAL HOTELS GROUP PLC

STATEMENT OF TOTAL RECOGNISED GROUP GAINS AND LOSSES

For the 12 months ended 31 December 2004

	2004 12 months £m	2003 15 months £m

Earnings available for shareholders	299	19
Reversal of previous revaluation gains due to impairment	(20)	(22)
Exchange differences on foreign currency denominated net assets*, borrowings and currency swaps	(131)	(60)

Other recognised losses	(151)	(82)

Total recognised gains and losses for the period	148	(63)

INTERCONTINENTAL HOTELS GROUP PLC

RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS

For the 12 months ended 31 December 2004

	2004 12 months £m	2003 15 months £m

Earnings available for shareholders	299	19
Dividends	(592)	(156)

	(293)	(137)
Other recognised losses	(151)	(82)
Issue of ordinary shares	16	18
Net assets of MAB eliminated on Separation	—	(2,777)
MAB goodwill eliminated on Separation	—	50
Minority interest on transfer of pension prepayment	—	(7)
Purchase of own shares	(257)	—
Purchase of own shares by employee share trusts	(33)	—
Credit in respect of employee share schemes	15	—
Release of own shares by employee share trusts	16	15
Movement in goodwill – exchange differences*	110	139

Net movement in shareholders’ funds	(577)	(2,781)
Opening shareholders’ funds	2,554	5,335

Closing shareholders’ funds	1,977	2,554

*	Including exchange differences on goodwill purchased prior to 30 September 1998 and eliminated against Group reserves.

INTERCONTINENTAL HOTELS GROUP PLC

GROUP CASH FLOW STATEMENT

For the 12 months ended 31 December 2004

		2004 12 months £m	2003 15 months £m
	Operating activities (note 10)	515	795

	Interest paid	(91)	(141)
	Costs associated with new facilities	(5)	(20)
	Premium on early settlement of debt	(17)	(136)
	Dividends paid to minority shareholders	(26)	(22)
	Interest received	72	111

	Returns on investments and servicing of finance	(67)	(208)

	UK corporation tax (paid)/received	(4)	25
	Overseas corporate tax paid	(31)	(21)

	Taxation	(35)	4

Paid:	Intangible fixed assets	—	(10)
	Tangible fixed assets	(245)	(475)
	Fixed asset investments	(12)	(37)

Received:	Tangible fixed assets	101	265
	Fixed asset investments	5	9

	Capital expenditure and financial investment	(151)	(248)

	Separation costs	—	(66)

	Acquisitions and disposals	—	(66)

	Equity dividends	(600)	(299)

	Net cash flow	(338)	(22)

	Management of liquid resources and financing	320	77

	Movement in cash and overdrafts	(18)	55

INTERCONTINENTAL HOTELS GROUP PLC

GROUP BALANCE SHEET

31 December 2004

	2004 31 Dec £m	2003 31 Dec £m

Intangible assets	142	158
Tangible assets	3,776	3,951
Investments	99	172

Fixed assets	4,017	4,281

Stocks	42	44
Debtors	556	523
Investments	116	377
Cash at bank and in hand	43	55

Current assets	757	999

Creditors—amounts falling due within one year:
Overdrafts	(11)	(5)
Other borrowings	(32)	(8)
Other creditors	(970)	(1,072)

Net current liabilities	(256)	(86)

Total assets less current liabilities	3,761	4,195
Creditors—amounts falling due after one year:
Borrowings	(1,156)	(988)
Other creditors	(96)	(97)
Provisions for liabilities and charges:
Deferred taxation	(248)	(314)
Other provisions	(134)	(79)
Minority equity interests	(150)	(163)

Net assets (note 14)	1,977	2,554

Capital and reserves

Equity share capital	697	739
Share premium account	26	14
Revaluation reserve	233	258
Capital redemption reserve	46	—
Merger reserve	1,164	1,164
Other reserve	(22)	(11)
Profit and loss account	(167)	390

Equity shareholders’ funds	1,977	2,554

The Company has distributable reserves of £234m.

NOTES TO THE FINANCIAL STATEMENTS

1.	Basis of preparation

The preliminary financial statements comply with applicable accounting standards under UK GAAP and should be read in conjunction with the InterContinental Hotels Group Annual Report and Financial Statements 2003. They have been prepared using the accounting policies set out in that report on a consistent basis with that applied in 2003.

The Group profit and loss account has been prepared by reference to Format 1 as set out in Schedule 4 of the Companies Act 1985. This is considered more appropriate to the Group post Separation than the format used in previous years. Prior year comparatives have been restated on a consistent basis.

2.	Exchange rates

The results of overseas operations have been translated into sterling at weighted average rates of exchange for the period. In the case of the US dollar, the translation rate is £1=$1.82 (2003 £1=$1.62). In the case of the euro, the translation rate is £1 = € 1.47 (2003 £1 = € 1.47).

Foreign currency denominated assets and liabilities have been translated into sterling at the rates of exchange on the last day of the period. In the case of the US dollar, the translation rate is £1=$1.93 (2003 £1=$1.78). In the case of the euro, the translation rate is £1 = € 1.41 (2003 £1 = € 1.41).

3.	Turnover

	2004 12 months* £m	2003 15 months* £m
Hotels
Americas	495	661
EMEA	829	1,010
Asia Pacific	134	148
Central	40	51

	1,498	1,870
Soft Drinks	706	820

InterContinental Hotels Group PLC**	2,204	2,690

Discontinued operations**	—	793

	2,204	3,483

*	Other than for Soft Drinks which reflects the 53 weeks ended 25 December (2003 64 weeks ended 20 December) and, in 2003, Mitchells & Butlers plc which reflects the 28 weeks ended 12 April.
**	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

4.	Profit

	Operating profit before exceptional items £m	2004 12 months* Profit on ordinary activities before interest £m	Operating profit before exceptional items £m	2003 15 months* Profit on ordinary activities before interest £m
Hotels
Americas	163	147	195	176
EMEA	119	33	114	50
Asia Pacific	21	17	22	19
Central	(52)	(34)	(80)	(215)

	251	163	251	30

Soft Drinks	80	80	95	95

InterContinental Hotels Group PLC**	331	243	346	125

Discontinued operations**	—	—	137	94

	331	243	483	219

*	Other than for Soft Drinks which reflects the 53 weeks ended 25 December (2003 64 weeks ended 20 December) and, in 2003, Mitchells & Butlers plc which reflects the 28 weeks ended 12 April.
**	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

5.	Exceptional items

	2004 12 months £m	2003 15 months restated* £m
Operating exceptional items
Continuing operations:
Cost of sales – impairment of fixed assets (note a)	(28)	(51)
Administrative expenses (note b)	(11)	—
Other operating income (note c)	20	—

	(19)	(51)
Non-operating exceptional items
Continuing operations:
Cost of fundamental reorganisation (note d)	—	(67)
Separation costs (note e)	—	(51)
Profit on disposal of fixed assets	15	4
Provision for loss on disposal of operations (note f)	(74)	—
Provision against fixed asset investments (note g)	(10)	(56)

	(69)	(170)
Discontinued operations:**
Separation costs (note e)	—	(41)
Loss on disposal of fixed assets	—	(2)

	—	(43)

Total non-operating exceptional items	(69)	(213)

Total exceptional items before interest and taxation	(88)	(264)

Interest (note h)	6	—
Premium on early settlement of debt (note i)	(17)	(136)

Tax credit on above items	6	64

Exceptional tax credit (note j)	161	68

Total exceptional items after interest and taxation	68	(268)

a.	Tangible fixed assets were written down by £48m (2003 £73m) following an impairment review of the hotel estate. £28m (2003 £51m) was charged above as an operating exceptional item and £20m (2003 £22m) reversed previous revaluation gains.

b.	Administrative expenses include a charge of £11m related to the delivery of the further restructuring of the Hotels business in conjunction with the asset disposal programme.

c.	Adjustment to market valuation of the Group’s investment in FelCor Lodging Trust Inc.

d.	Relates to a fundamental reorganisation of the Hotels business. The cost includes redundancy entitlements, property exit costs and other implementation costs.

e.	Relates to costs incurred for the bid defence and Separation of Six Continents PLC.

f.	Provision for the loss on disposal of 13 hotels in the Americas and 73 hotels in the United Kingdom.

g.	Relates to a provision for diminution in value of certain fixed asset investments and reflects the directors’ view of the fair value of the holdings.

h.	Relates to interest received on exceptional tax refunds, costs of closing out swaps and costs related to refinancing the Group’s debt.

i.	Relates to the premiums paid on the repurchase of the Group’s public debt.

j.	Represents the release of provisions relating to tax matters which have been settled or in respect of which the relevant statutory limitation period has expired, principally relating to acquisitions (including provisions relating to pre-acquisition periods) and disposals, intra-group financing and, in 2004, the recognition of a deferred tax asset of £83m in respect of capital losses.

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.
**	Discontinued operations relate to Mitchells & Butlers plc.

6.	Net interest

	2004 12 months Before exceptional items £m	2004 12 months Total £m	2003 15 months Total £m
Interest receivable	48	70	104
Interest payable and similar charges	(70)	(86)	(151)

	(22)	(16)	(47)

7.	Tax on profit on ordinary activities

	2004 12 months Before exceptional items £m	2004 12 months Total £m	2003 15 months restated* Total £m
Current tax:
UK corporation tax at 30% (2003 30%)	10	(25)	(76)
Foreign tax	21	(30)	49

	31	(55)	(27)
Deferred tax	19	(62)	10

	50	(117)	(17)

Further analysed as tax relating to:
Profit before exceptional items	50	50	115
Tax on exceptional items (note 5)	—	(6)	(64)
Exceptional tax credit (note 5)	—	(161)	(68)

	50	(117)	(17)

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustment, which are exceptional by reason of their size or incidence.

8.	Dividends

	2004 12 months pence per share	2003 15 months pence per share	2004 12 months £m	2003 15 months £m
Dividends on ordinary shares:
Interim Six Continents PLC	—	7.65	—	56
Interim InterContinental Hotels Group PLC	4.30	4.05	29	30
Special interim dividend InterContinental Hotels Group PLC	72.00	—	501	—
Proposed final InterContinental Hotels Group PLC	10.00	9.45	62	70

	86.30	21.15	592	156

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the earnings available for shareholders of £299m (2003 £19m) by 710m (2003 733m), being the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period. The resulting weighted average number of ordinary shares is 718m (2003 733m).

On 10 December 2004, shareholders approved a share capital consolidation on the basis of 25 new ordinary shares for every 28 existing ordinary shares, together with a special dividend of 72 pence per existing share. The overall effect of the transaction was that of a share repurchase at fair value, therefore no adjustment has been made to comparative data.

Adjusted earnings per ordinary share is calculated as follows:

	2004 12 months pence per ordinary share	2003 15 months restated* pence per ordinary share

Basic earnings	42.1	2.6
Exceptional items, less tax thereon (notes 5, 7)	13.1	45.8
Exceptional tax credit (note 5)	(22.7)	(9.3)

Adjusted earnings	32.5	39.1

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items.

*	Restated to show exceptional tax credits on a basis consistent with 2004, comprising prior year adjustments which are exceptional by reason of their size or incidence.

10.	Cash flow from operating activities

	2004 12 months £m	2003 15 months £m
Operating profit before exceptional items	331	483

Depreciation and amortisation	198	303

Earnings before interest, taxation, depreciation and amortisation and exceptional items	529	786

Other non-cash items	12	(2)
Decrease/(increase) in stocks	1	(1)
Increase in debtors	(11)	(10)
Increase in creditors	75	69
Special pension contributions	(71)	—
Provisions expended	(3)	(10)

Operating activities before expenditure relating to exceptional items	532	832

Cost of fundamental reorganisation	(17)	(37)

Operating activities	515	795

Net capital expenditure (note 11)	(151)	(248)

Operating cash flow (note 12)	364	547

11.	Net capital expenditure

	2004 12 months £m	2003 15 months £m
Hotels capital expenditure
Americas	60	73
EMEA	95	237
Asia Pacific	20	43
Central	12	24

	187	377

Hotels disposal proceeds	(106)	(255)

Hotels net capital expenditure	81	122

Soft Drinks	70	65

InterContinental Hotels Group PLC*	151	187
Discontinued operations*	—	61

	151	248

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

12.	Operating cash flow

	2004 12 months £m	2003 15 months £m
Hotels	291	336
Soft Drinks	73	59

InterContinental Hotels Group PLC*	364	395
Discontinued operations*	—	152

	364	547

*	InterContinental Hotels Group PLC relates to continuing operations. Discontinued operations relate to Mitchells & Butlers plc.

13.	Net debt

	2004 12 months £m	2003 15 months £m
Opening net debt	(569)	(1,177)
Net cash flow	(338)	(22)
Debt assumed by MAB	—	577
Ordinary shares issued	16	18
Purchase of own shares	(257)	—
Purchase of own shares by employee share trusts	(33)	—
Proceeds on release of shares by employee share trusts	16	—
Separation of MAB	—	(10)
Exchange and other adjustments	49	45

Closing net debt	(1,116)	(569)

Comprising:
Cash at bank and in hand	43	55
Overdrafts	(11)	(5)
Current asset investments	40	377
Other borrowings:
Due within one year	(32)	(8)
Due after one year	(1,156)	(988)

	(1,116)	(569)

14.	Net assets

	2004 31 Dec £m	2003 31 Dec £m
Hotels
Americas	765	859
EMEA	2,334	2,422
Asia Pacific	414	457

	3,513	3,738
Soft Drinks	306	300

Net operating assets	3,819	4,038

Net debt	(1,116)	(569)
Other net non-operating liabilities	(726)	(915)

	1,977	2,554

15.	Pensions

The Group continues to account for pensions under SSAP 24 ‘Accounting for pension costs’. FRS 17 ‘Retirement benefits’ requires additional disclosures in the notes to the accounts including the surplus or deficit in the pension schemes measured on a market value basis at the balance sheet date. At 31 December 2004, the FRS 17 deficit in the Group’s pension schemes was £115m (2003 £118m) after tax.

16.	Contingent liabilities

At 31 December 2004, the Group had contingent liabilities of £9m (2003 £11m), mainly comprising guarantees given in the ordinary course of business.

17.	Group financial statements

This preliminary statement of results was approved by the Board on 9 March 2005. It does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiary undertakings which will be delivered to the Registrar of Companies in due course. The financial information for the period ended 31 December 2003 has been extracted from the InterContinental Hotels Group published financial statements for that year as filed with the Registrar of Companies.

18.	Auditors’ review

The auditors, Ernst & Young LLP, have given an unqualified report under Section 235 of the Companies Act 1985, as amended, in respect of the full Group financial statements for both years referred to above.

This announcement of the preliminary results for the year ended 31 December 2004 contains certain forward-looking statements as defined under US legislation (Section 21E of the Securities Exchange Act of 1934) with respect to the financial condition, results of operations and business of InterContinental Hotels Group and certain plans and objectives of the board of directors of InterContinental Hotels Group with respect thereto. Such statements include, but are not limited to, statements made in the Trading and Operating Overview and the Strategic Overview. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as ‘anticipate’, ‘target’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, or other words of similar meaning. These statements are based on assumptions and assessments made by InterContinental Hotels Group’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty. There are a number of factors that could cause actual results and developments to differ materially from those expressed in, or implied by, such forward-looking statements, including, but not limited to: events that impact domestic or international travel; levels of consumer and business spending in major economies where InterContinental Hotels Group does business; changes in consumer tastes and preferences; levels of marketing and promotional expenditure by InterContinental Hotels Group and its competitors; changes in the cost and availability of raw materials, key personnel and changes in supplier dynamics; significant fluctuations in exchange rates, interest rates and tax rates; the availability and effects of future business combinations, acquisitions or dispositions, the impact of legal and regulatory actions or developments; the impact of the European Economic and Monetary Union; the ability of InterContinental Hotels Group to maintain appropriate levels of insurance; exposures relating to franchise or management contract operations; the maintenance of InterContinental Hotels Group’s IT structure, including its centralised reservation system; the development of new and emerging technologies; competition in the markets in which InterContinental Hotels Group operates; political and economic developments and currency exchange fluctuation; economic recession; management of InterContinental Hotels Group’s indebtedness and capital resource requirements; material litigation against InterContinental Hotels Group; substantial trading activity in InterContinental Hotels Group shares; the reputation of InterContinental Hotels Group’s brands; the level of costs associated with leased properties; and the weather.

Other factors that could affect the business and the financial results are described in Item 3 Risk Factors as General Risks, Additional Risks relating to InterContinental Hotels and Additional Risks relating to the Soft Drinks business in the Annual Report of InterContinental Hotels Group PLC on Form 20-F for the financial period ended 31 December 2003, or in any Annual Report of InterContinental Hotels Group PLC on Form 20-F for any subsequent year, filed with the US Securities and Exchange Commission.

END